AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 1996
                                                   REGISTRATION NO. 33-
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                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C. 20549
                               _______________

                                   FORM S-6
                               _______________

                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
                               _______________

A.  EXACT NAME OF TRUST:

                         TAX EXEMPT SECURITIES TRUST
                             MINNESOTA TRUST 116
                          (A UNIT INVESTMENT TRUST)

B.  NAME OF DEPOSITOR:

                              SMITH BARNEY INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                              SMITH BARNEY INC.
                      388 GREENWICH STREET, 23RD FLOOR
                            NEW YORK, N.Y. 10013



D.  NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                              LAURIE HESSLEIN
                              SMITH BARNEY INC.
                            388 GREENWICH STREET
                            NEW YORK, N.Y. 10013


                                  COPIES TO
                         PIERRE DE SAINT PHALLE, ESQ.
                            DAVIS POLK & WARDWELL
                            450 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017


E.  TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

 An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.


F.  PROPOSED MAXIMUM OFFERING PRICE TO THE  PUBLIC  OF  THE  SECURITIES  BEING
    REGISTERED:
                                  Indefinite

G.  AMOUNT OF FILING FEE:

                       $500 (as required by Rule 24f-2)

H.  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:

 As soon as practicable after the acquisition and deposit of the underlying obligations.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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         SUBJECT TO COMPLETION, PROSPECTUS DATED JANUARY 18, 1996



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                                                   TAX EXEMPT SECURITIES TRUST
                                                           MINNESOTA TRUST 116
                                                      (UNIT INVESTMENT TRUSTS)
==============================================================================

     A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust, Minnesota Trust 116. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts.
Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to Units of the Trust.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                                   PART II

            ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

     A.  The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.
                                                              SEC FILE OR
                                                           IDENTIFICATION NO.
                                                           __________________

I. Bonding Arrangements and Date of Organization of the Depositors filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

         Smith Barney Inc.                                        2-55436

II. Information as to Officers and Directors of the Depositors filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

         Smith Barney Inc.                                         8-8177


III. Charter documents of the Depositors filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

         Smith Barney Inc.                             33-65332, 33-36037

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

         Smith Barney Inc.                                     13-1912900
         The Chase Manhattan Bank, N.A.                        13-2633612

                                     II-1



Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Minnesota Trust 115 (Reg. No. 33-59175).


                    CONTENTS OF REGISTRATION STATEMENT

 THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

 The facing sheet of Form S-6.
 The Cross-Reference Sheet (incorporated by reference to the Cross-
   Reference Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
 The Prospectus.
 Additional Information not included in the Prospectus (Part II).
 *Consent of independent public accountants.

 The following exhibits:

      1.1       --  Form of Trust Indenture and Agreement (incorporated
                    by reference to Exhibit 4.a to the Registration Statement of Tax Exempt Securities Trust, Series 265, 1933 Act File No. 33-15123).

      1.1.1      -- Form of Reference Agreement Trust (incorporated by
                    reference to Exhibit 4.b to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1993 Act File No. 33-50915).

      1.2       --  Form of Agreement Among Underwriters (incorporated
                    by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).

      2.1       --  Form of Certificate of Beneficial Interest (included in
                    Exhibit 1.1).

     *3.1       --  Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

     *4.1       --  Consent of the Evaluator


__________

  * To be filed with Amendment to Registration Statement.


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                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK
ON THE 18TH DAY OF JANUARY, 1996.


                      Signatures appear on page II-4.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.



                                     II-3


   SMITH BARNEY INC.
          DEPOSITOR


   By the following persons,                Powers of Attorney have
      who constitute a majority of             been filed under the
      the Board of Directors of                1933 Act File
      Smith Barney Inc.:                       Numbers: 33-49753
                                               and 33-51607

       STEVEN D. BLACK
       JAMES BOSHART III
       ROBERT A. CASE
       JAMES DIMON
       ROBERT DRUSKIN
       ROBERT F. GREENHILL
       JEFFREY LANE
       ROBERT H. LESSIN
       JACK L. RIVKIN


       By  GINA LEMON
          (As authorized signatory for
          Smith Barney Inc. and
          Attorney-in-fact for the persons listed above)




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